

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2025

Robin Ross
Chief Executive Officer
Trio Petroleum Corp.
23823 Malibu Road, Suite 304
Malibu, CA 90265

Re: Trio Petroleum Corp.
Registration Statement on Form S-3
Filed September 4, 2025
File No. 333-290041

Dear Robin Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Miller